MONTGOMERY REALTY GROUP, INC.
                        400 Oyster Point Blvd., Suite 415
                          South San Francisco, CA 94080
                             Telephone: 650-266-8080
                             Telecopy: 650-266-8089


                                November 10, 2005



                                                                   VIA EDGAR AND
                                                          FACSIMILE TRANSMISSION
                                                                    202-772-9209


Mr. Steven Jacobs
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549


         Re:      Montgomery Realty Group, Inc.
                  Form 10-KSB for the year ended December 31, 2004 Filed August 23, 2005
                  File No. 000-30724

Dear Mr. Jacobs:

         Montgomery Realty Group, Inc. ("Montgomery") is in receipt of your letter dated September 22, 2005, and thanks you for granting additional time to respond.

         Montgomery responds to your questions as follows:

Form 10-KSB for the year ended December 31, 2004

Description of Business and Property

Front Street Office Building, page 16

1. Please explain to us how you considered the guidance in SFAS 34 and SFAS 67 in capitalizing interest, property taxes, and insurance related to vacant office space when no construction, development or renovation appears to be underway. Please address each of the conditions in paragraph 17 of SFAS 34 in your response. We also refer you to paragraph 10(b) of SFAS 34.

         Response:

         When the Front Street Office Building was acquired in July 2003 it was purchased as a "development property." That is, the vacant office space in the building was not leasable absent substantial development activities at the property, including structural reinforcement and

MONTGOMERY REALTY GROUP, INC.

Mr. Steven Jacobs
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
November 10, 2005
Page 2
--------------------------------------

         substantial renovation work to bring the building into compliance with the San Francisco Building Code. Further, to permit office tenants to have full use and enjoyment of their premises, the building requires renovation of the lobby and the building elevator, together with improvements to the vacant office space areas. The ground floor of the building was occupied by a restaurant.

         Prior to making such substantial renovations and improvements, Montgomery had to receive approval from the San Francisco Planning Department with respect to the proposed construction. Additionally, the San Francisco Fire Department had to approve the proposed fire sprinkler systems and fire escape design. Consequently, the building had to be held during this "planning stage" as a condition precedent to the commencement of actual construction. SFAS 34 provides in part:

                  If an asset requires a period of time in which to carry out the activities necessary to bring it to that condition and location, the interest cost incurred during that period as a result of expenditures for asset is a part of the historical cost of acquiring the asset.

         Footnote omitted.  (SFAS 34, P.  6).

         SFAS 34 further provides in part:

                  17. The capitalization period shall begin when three conditions are present:

                  a. Expenditures (as defined in paragraph 16) for the asset have been made.

                  b. Activities that are necessary to get the asset ready for its intended use are in progress.

                  c.       Interest cost is being incurred.

                  . . . The term activities is to be construed broadly. It encompasses more than physical construction; it includes all the steps required to prepare the asset for its intended use.

         (Emphasis added) (SFAS 34, P.  17).

         While the foregoing applies directly to interest cost only, it does specifically permit capitalization of costs during the early stages of development, which is the situation that faced Montgomery in its reporting obligations. Montgomery concluded that to properly present its financial position, it was appropriate to capitalize interest, property taxes and insurance, on a pro rata basis, as it applied to the vacant portions of the building.

MONTGOMERY REALTY GROUP, INC.

Mr. Steven Jacobs
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
November 10, 2005
Page 3
--------------------------------------

         SFAS 34 requires, in essence, that costs incurred to bring a discrete asset (SFAS 34, P. 9b) into condition that will produce revenue; the costs associated with the generation of that revenue should be capitalized and amortized over the income-producing period of the asset, so as to match costs incurred with their revenues. (APB 10, passim.) Thus, that portion of the Front Street Office Building for which interest, property tax and insurance are allocable, together with the direct expenses of pre-construction activities associated with the Front Street Office Building, should properly be capitalized during the periods ended December 31, 2003 and 2004, and then amortized once the asset produces revenues. It is customary in the real estate industry to treat separate floors or other large areas of a building as a "discrete asset" for purposes of financial reporting and this method was used in capitalizing the pro-rata share of expenses that related solely to the vacant upper floors of the building.

         The capitalization of a pro rata share of interest expense, property taxes and insurance was reported on Montgomery's annual reports on Form 10-KSB for the periods ended December 31, 2003 and 2004. The explanation of the pro rata method used to calculate the amount of expense capitalized is described below.

         a. Expenditures (as defined in paragraph 16) for the asset have been made. (SFAS 34, P. 17a).

         After its acquisition, Montgomery has continuously worked to develop the property. However, these activities were constrained by Montgomery's working capital limitations, which limitations resulted in Montgomery ultimately selling the Front Street Office Building in July 2005 for $4,850,000, or 8.1% more than Montgomery's initial acquisition cost.

         Commencing in 2003, Montgomery made direct capital expenditures aggregating approximately $139,000 for that fiscal year. These included fees paid to a development company and expenditures related to certain San Francisco Planning Department permit application fees. In the fiscal year ended December 31, 2004, Montgomery expended an additional $65,000 to finalize San Francisco Planning Department permits. Planning permits are generally obtained prior to proceeding with architectural plans and specifications.

         Once the San Francisco Planning Department permits were in place, in fiscal 2005, Montgomery engaged the services of Robinson, Mills & Williams (RMW), a San Francisco architectural firm, to prepare detailed building plans and specifications. As set forth in Montgomery's annual report on Form 10-KSB, fees incurred for this activity aggregated approximately $200,000 in fiscal year 2005.

         RMW prepared detailed plans and specifications for the renovation and expansion, which have been submitted to the San Francisco Building Department for a "plan check." The plans and specifications were prepared for (a) structural improvements to the building in order to seismically retrofit the building; (b) renovating the existing building in not only the three upper floors for office space, but also in

MONTGOMERY REALTY GROUP, INC.

Mr. Steven Jacobs
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
November 10, 2005
Page 4
--------------------------------------

         connection with the first floor restaurant and the "basement" area for build-out as a wine tasting room; (c) obtaining the necessary building permits; and (d) bidding the work to general contractors.

         Montgomery's progress was normal. In San Francisco, it typically takes 12 to 18 months for a prospective renovation project of this scope to obtain all necessary planning department, building department and related agencies permits and approvals. Due to the fact that the building has not undergone a major renovation since its original construction in 1927, it took approximately two years to obtain the building permits.

         As such, based on the above facts, Montgomery believes that the criteria described in paragraph 10b and paragraph 17a have been met.

         b. Activities that are necessary to get the asset ready for its intended use are in progress. (SFAS 34, P. 17b)

         As described above, the three upper floors of the Front Street Office Building were all vacant and in poor condition, such that they were unleasable. Further, given the general age of the building, its poor condition, and lack of current code compliance, substantial renovation and repair were necessary to get the building ready for new tenants (i.e., intended use).

         All the above-described necessary activities to get the Front Street Office Building ready for its intended use commenced in 2003, when the building was purchased by Montgomery, and have continued to date.

         Based on the above, Montgomery believes that the criteria in paragraph 17 of SFAS 34 have been met.

         c.       Interest cost is being incurred. (SFAS 34, P. 17c)

         The Front Street Office Building is encumbered by a first mortgage loan with a commercial bank, in the principal amount of $2,800,000, maturing February 26, 2006. The Front Street Office Building is further encumbered by a second mortgage loan with a commercial lender, in the principal amount of $900,000, maturing December 2005.

         After Montgomery's acquisition of the Front Street Office Building in July 2003, Montgomery made interest payments to its lenders in the annual amount of approximately $312,000, of which approximately 53.66% has been capitalized. Additionally, approximately 53.66% of property taxes and insurance have been capitalized.

         The 53.66% figure is derived by a fraction, the numerator of which is the vacant square footage (three upper floors) of the Front Street Office Building and the denominator of which is the total square footage of the Front Street Office Building. The restaurant and

MONTGOMERY REALTY GROUP, INC.

Mr. Steven Jacobs
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
November 10, 2005
Page 5
--------------------------------------

         basement encompass 46.34% of the total square footage. No interest, property taxes or insurance of the income-producing portion of the Front Street Office Building were capitalized by Montgomery..

         Based on the above facts, Montgomery believes the criteria in paragraph 17c of SFAS 34 have been met.

         Thus, Montgomery has concluded that all of the criteria of paragraphs 17a, 17b and 17c of SFAS 34 are met and that pursuant to SFAS paragraphs 6, 9 and 10 the capitalization of pre-construction costs relating to the portion of the building that is to be renovated, were proper and correctly presented. The capitalization of these pre-construction costs and expenses was appropriate as the matching of costs with revenues is the cornerstone of SFAS 34. The fact that the asset was sold at a profit in July 2005, based upon these expenditures having been made, supports Montgomery's financial statement presentation and disclosures.

Financial Statements

Note 6-Income Taxes, page F-12

2. Please describe the evidence you evaluated in concluding that a valuation allowance is not needed in light of your cumulative losses and uncertainties related to some of your investments (e.g., Keker & Van Nest Office Building dispute). Refer to paragraph 23 of SFAS 109.

         Response:

         Montgomery understands this question to be directed to the use of the deferred tax asset and the cumulative losses that have been historically experienced viewed in light of additional potential lost revenue because of an unfavorable resolution to the existing Keker & Van Nest lease dispute. With regard to the evaluation of whether or not an impairment of value loss should be reported at December 31, 2004, with respect to the deferred tax asset carried on Montgomery's balance sheet, Montgomery carefully considered the negative evidence as required by paragraph 23 of SFAS 109, Accounting for Income Taxes, as well as the positive evidence as described in paragraph 24 of SFAS 109. While Montgomery acknowledges that a history of operating losses does exist as reported on Montgomery's income statements, Montgomery believes sufficient positive evidence outweighs the negative evidence. That is, Montgomery reviewed the evidence that the losses from its operations had generated a deferred tax asset and that should such losses continue (in the absence of other factors) the benefit of the deferred tax asset would be impaired. However, Montgomery weighed this evidence against two other factors.

         First, Montgomery considered that it was a real estate asset-based company, such that its assets were of greater fair market value than that reflected by historical cost (see Footnote 2 to Financial Statements) and Montgomery evaluated the general trend of real estate assets in the San Francisco Bay Area to appreciate in value (such that the benefit of the deferred tax asset could likely be realized upon the

MONTGOMERY REALTY GROUP, INC.

Mr. Steven Jacobs
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
November 10, 2005
Page 6
--------------------------------------

         disposition of a real estate asset). These factors combine with the fact that Montgomery has substantially appreciated asset values for many of its real estate assets (based upon independent, third-party appraisals) in amounts significantly in excess of their tax basis, such that Montgomery's deferred tax asset could be realized through tax planning strategies that utilize any expiring net operating losses. Montgomery currently has in its portfolio the Eccles Project which was appraised at $12,370,000 but which has a book value of only $539,000 as well as the Keker & Van Nest Office Building which according to a 1998 appraisal had a value of $6,750,000 as compared to book value at December 31, 2004 of $4,239,316,. As discussed below, this asset will likely not have an impairment to value regardless of the outcome of the pending lease dispute. Together, these two properties represent an approximate fair market value of approximately $14,000,000 in excess of book value, such that a sale of either of these properties would result in Montgomery realizing the full benefit of the deferred tax asset.

         Second, Montgomery reviewed the evidence from the sale of the Orchard Supply Shopping Center. On January 5, 2005, Montgomery sold the Orchard Supply Shopping Center for $7,950,000, resulting in a pretax book gain of $3,974,713. This sale will utilize Montgomery's entire deferred tax asset, which arose from prior net operating losses. (See Footnote 7 to Financial Statements.) This sale was for 100% more than its historical cost and 22.3% more than its appraised value as shown in Footnote 2 to the Financial Statements, which was a historical event at the time the December 31, 2004 financial statements were issued. The sale of the Orchard Supply Shopping Center at a price greater than its book value is not the only sale of real property at a sum in excess of book value. In 2003 Montgomery sold its San Ramon Retail Center at a substantial profit and at values in excess of both book and appraised value (see page 12 of Form 10-KSB)

         The guidance provided in paragraph 23c of SFAS 109 requires that a valuation allowance should be considered if unsettled circumstances exist that could adversely affect future operations and profit levels on a continuing basis in future years. It should be borne in mind in evaluating the evidence that it is the tenant that is seeking to extend the term of the lease, while Montgomery's management seeks to terminate the lease in its entirety, as Management believes that the asset can be sold or leased to third parties at a greater revenue than that to be received from the existing tenant, even though such a sale or lease may take time to consummate.

         The first option period under Keker & Van Nest lease expired on November 30, 2004. Keker & Van Nest, L.L.P. is currently the tenant in possession and has been paying Montgomery $59,190 per month. While Keker & Van Nest LLP (as tenant in possession) seeks to diminish the rental rate and extend the term, there are range limitations within which such rent can likely fall (should Keker & Van Nest prevail on all of its claims). An example of these limitations is evidenced by the historical rents for the Keker & Van Nest Office Building. During the first five years of the lease, the tenant paid $556,764 per annum, or $24.97 per square foot (1989-1994). During the second five-year period, the tenant paid $676,740 per annum, or $30.35 per square foot (1994-1999). In the first option period, the tenant paid $710,280 per annum, or $31.85 per square foot (1999-2004). These historical rents indicate that rent will not likely diminish to a point equal to or lower than the rent paid over 15 years ago.

MONTGOMERY REALTY GROUP, INC.

Mr. Steven Jacobs
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
November 10, 2005
Page 7
--------------------------------------

         Hence, in reviewing both the negative and positive evidence, Montgomery analyzed these historic rents and determined that a rent significantly lower than $30.00 per square foot (i.e., returning to the 1994-1999 level) was not a substantial likelihood. Nonetheless, Montgomery has estimated a diminished rent of $28 per square foot, or $3.85 lower than the current payments, in making estimates. Montgomery intends to report on its March 31, 2005 and June 30, 2005 a cumulative deferred rent item to reduce its revenues by $7,154 per month, on a cumulative basis until such time as the lease dispute is resolved. This loss in revenues will negatively impact Montgomery's income statement such that (all other things being equal). Montgomery reported gross revenues of $907,233 for the year ended December 31, 2004. A diminution of $85,855 per annum will result because of Montgomery's setting up of a deferred rent account for the Keker & Van Nest revenues, or a decrease of 9.46% per annum. While such a diminution is significant negative evidence, Montgomery does not believe it should be taken in isolation.

         However, Montgomery does not rely solely upon the Keker & Van Nest Office Building for revenue. Indeed, as discussed in Montgomery's Form 10-KSB, Montgomery has shifted its real estate portfolio away from commercial real estate and has reinvested the proceeds from the sale of the Orchard Supply Shopping Center in three (3) apartment complexes in which no single tenant can significantly effect income. As disclosed in Montgomery's 8-K filings and press release, Montgomery completed the acquisition of the three apartment complexes in Austin, Texas, in June 2005. Thus, Montgomery is not dependant upon Keker & Van Nest to provide the bulk of Montgomery's revenue. Further, regardless of the exact outcome of the pending Keker & Van Nest lease dispute , Montgomery's management believes it can readily stabilize the income from the Keker property, either through resolution of the existing lease dispute or by obtaining a new tenant.

         The Keker & Van Nest Office Building was appraised in 1998 at $6,750,000, thus having a fair market value in excess of its book value of $4,239,316, as do Montgomery's other assets. Using the three standard methods of valuing real property: (a) the income approach, (b) the replacement cost approach, and (c) the comparative sales approach, Montgomery believes that the ultimate effect of the lease dispute with Keker & Van Nest will not adversely affect the 1998 appraised value of $6,750,000 for the property.


Form 10-QSB for the quarters ended March 31, 2005 and June 30, 2005

3. Please tell us when you intend to file your Form 10-QSB for the quarters ended March 31, 2005 and June 30, 2005. We note your disclosure in your Form NT 10-Q that the delay was pending the filing of your Form 10-KSB which has recently been filed.

MONTGOMERY REALTY GROUP, INC.

Mr. Steven Jacobs
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
November 10, 2005
Page 8
--------------------------------------

         Response:

         Montgomery's independent registered public account, Deloitte & Touche, LLP ("Deloitte") has previously notified Montgomery that it would not stand for re-election. At that time, Deloitte indicated that it would review Montgomery's 10-QSB for the quarter ended March 31, 2005, which has not yet been completed. Montgomery's audit committee determined on November 10, 2005, to dismiss Deloitte as Montgomery's independent registered public accountant. Montgomery will file the required current report on Form 8-K within the allotted time.

         At this time, Montgomery's Audit Committee is in the process of establishing a relationship with a new independent accounting firm to handle its quarterly and annual filings. Montgomery has been advised that, if engaged, the new independent accounting firm would be able to commence field work on Montgomery's quarterly reports on Form 10-QSB on or about the first week of December 2005 and would likely be completed prior to the end of this calendar year, such that Montgomery's filings would then be current again.

         As requested by your letter, Montgomery affirms that:

         o The company is responsible for the adequacy and accuracy of the disclosure in its filing;

         o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

         o The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Please call me if you have any questions.

                                                  Sincerely,

                                                   /s/  Dinesh Maniar
                                                  -----------------------------
                                                  Dinesh Maniar
                                                  President
                                                  Montgomery Realty Group, Inc.

cc: Deloitte & Touche, LLP